UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                               Commission  File Number:  0-30291

(Check  one):     [  ]  Form  10-KSB   [  ]  Form 20-F  [  ] Form 11-K  [X] FORM
10-QSB   [  ]  Form  N-SAR

                    For  Period  Ended:  June  30,  2002
                    [   ]     Transition  Report  on  Form  10-K
                    [   ]     Transition  Report  on  Form  20-F
                    [   ]     Transition  Report  on  Form  11-K
                    [   ]     Transition  Report  on  Form  10-Q
                    [   ]     Transition  Report  on  Form  N-SAR
                    For  the  Transition  Period  Ended:  ________________

  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
  -----------------------------------------------------------------------------
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART  I  -  REGISTRANT  INFORMATION

Full  Name  of  Registrant:          EXCALIBUR  INDUSTRIES,  INC.
                                     ----------------------------
Former  Name  if  Applicable:          Global  Realty  Management  Group,  Inc.
                                       ----------------------------------------
Address  of  Principal  Executive  Office (Street and Number):  16825 Northchase
                                                              ------------------
Drive,  Suite  630
    ---------------
City,  State  and  Zip  Code:     Houston,  Texas  77060
                                  ----------------------

PART  II  -  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

     [ X ]     (a)     The reasons described in reasonable detail in Part III of
this  form  could  not  be  eliminated  without  unreasonable effort or expense;

     [ X ] (b) The subject annual report, semi-annual report, transition report on Forms 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [    ]     (c)     The  accountant's statement or other exhibit required by
Rule  12b-25(c)  has  been  attached  if  applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

     There will be a delay in filing the Company's Quarterly Report on Form 10-QSB for the quarter and six-month periods ended June 30, 2003 because the Company needs additional time to complete the report and its auditors need additional time to review the Company's financial statements for the three and six-month periods ended June 30, 2003.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Marc  A.  Indeglia,  Esq.          (949)  851-4300
-------------------------          ---------------
(Name)          (Area  Code)  (Telephone  number)
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(2)     Have  all  other  periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
identify  report(s):                              [X]  Yes     [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
[   ]  Yes     [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           EXCALIBUR INDUSTRIES, INC.
                          ---------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     August  14,  2003                By:     /s/  Matthew  C.  Flemming
        ---------------------                    -----------------------------
                                                 Matthew  C.  Flemming,
                                                 Chief  Financial  Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION


    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ( 232.201 or 32.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ( 232.13(b) of this chapter).